As filed with the Securities and Exchange Commission on August 23, 2005.

                                                           File No. 070-10254

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                              WASHINGTON, D.C. 20549
                    ------------------------------------------

                           AMENDMENT NO. 4 TO FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    --------------------------------------------

                                  CINERGY CORP.
                      THE CINCINNATI GAS & ELECTRIC COMPANY
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                        (Name of companies filing this statement
                      and addresses of principal executive offices)
                     ---------------------------------------------

                                  CINERGY CORP.

                    (Name of top registered holding company)
                      ---------------------------------------------

                                Wendy L. Aumiller
                                    Treasurer
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)




                         Please direct communications to:

George Dwight II                            William C. Weeden
Associate General Counsel                   Skadden Arps Slate Meagher & Flom
Cinergy Corp.                               1400 New York Avenue, N.W.
139 East Fourth Street, 25 AT2              Washington, D.C.  20005
Cincinnati, Ohio 45202                      202-371-7877 (ph)
513-287-2643 (ph)                           202-371-7012 (f)
513-287-3810 (f)                            wweeden@skadden.com
gdwight@cinergy.com

         The Declaration as previously amended is hereby amended and restated in its entirety (other than with respect to all exhibits and financial statements previously filed) to read as follows:

Item 1.  Description of Proposed Transactions

         A.      Requested Authorization

         Cinergy Corp.("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary, The Cincinnati Gas & Electric Company ("CG&E"; and together with Cinergy, "Applicants"), request Commission authorization for CG&E to transfer (the "Transfer"), at net book value as of closing, its ownership interest in three electric generating facilities, including certain realty and other improvements, equipment, assets, properties, facilities and rights associated therewith or ancillary thereto having a total nameplate capacity of 1105 megawatts ("MW") (collectively, the "Plants") to its subsidiary, The Union Light, Heat and Power Company ("ULH&P").(1) At December 31, 2004, the Plants had a net book value of approximately $351 million (not including construction work in progress of approximately $19.9 million).(2)

         The Transfer meets the goal of the Kentucky Public Service Commission ("KPSC") that ULH&P acquire physical generating assets to serve its retail electric customers. Historically, those customers have been served entirely through long-term supply contracts between CG&E and ULH&P, in part from power generated from these Plants. The KPSC approved the transaction in December 2003, finding it in the best interests of ULH&P's customers and urging this Commission to give consideration to its findings.(3)

        B.       Parties

                1.       Cinergy

         Cinergy was created in connection with the October 1994 merger between CG&E and the then-parent company of PSI Energy, Inc. ("PSI").(4) Through CG&E, ULH&P and PSI,(5) Cinergy provides retail electric and/or natural gas service to customers in southwestern Ohio, northern Kentucky and most of Indiana. In addition to its Midwestern-based utility business, Cinergy has numerous non-utility subsidiaries engaged in a variety of energy-related businesses. As of and for the year ended December 31, 2004, Cinergy reported consolidated total assets of approximately $15.0 billion and consolidated total operating revenues of approximately $4.7 billion. For further information regarding Cinergy, reference is made to Cinergy's Annual Report on Form 10-K for 2004.

                2.       CG&E

         CG&E is a combination electric and gas public utility holding company formed under Ohio law and engaged in the production, transmission, distribution and sale of electric energy and the sale and transportation of natural gas in the southwestern portion of Ohio and, through ULH&P, northern Kentucky. CG&E is exempt from registration under the Act pursuant to Section 3(a)(2) and Rule 2(b). The area served with electricity, gas, or both covers approximately 3,200 square miles, has an estimated population of 2.0 million people, and includes the cities of Cincinnati and Middletown in Ohio and Covington and Newport in Kentucky.(6) Cinergy directly holds all the outstanding common stock of CG&E. The Public Utilities Commission of Ohio ("PUCO") regulates CG&E's retail sales of electricity and natural gas.(7) CG&E's wholesale power sales and transmission services are regulated by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA"). CG&E currently provides ULH&P full requirements electric service under a long-term power sales agreement, FERC Rate Schedule No. 56 (the "Full Requirements PPA"). As of and for the year ended December 31, 2004, CG&E reported consolidated total operating revenues of approximately $2.5 billion and consolidated total assets of approximately $6.2 billion. For further information regarding CG&E, reference is made to CG&E's Annual Report on Form 10-K for 2004.

                3.       ULH&P

         CG&E directly holds all the outstanding common stock of ULH&P. Formed under Kentucky law, ULH&P is engaged in the transmission, distribution, and sale of electric energy and the sale and transportation of natural gas in northern Kentucky. The area served with electricity, gas, or both covers approximately 500 square miles, has an estimated population of 330,000 people, and includes the cities of Covington and Newport in northern Kentucky. ULH&P owns no electric generating facilities, but rather historically has relied on CG&E for its full requirements of electric supply to serve its retail customers. ULH&P's retail sales of electricity and natural gas are regulated by the KPSC. ULH&P has no wholesale customers. As of and for the year ended December 31, 2004, ULH&P reported total operating revenues of approximately $355 million and total assets of approximately $468 million. For further information regarding ULH&P, reference is made to ULH&P's Annual Report on Form 10-K for 2004.

         C.       Terms of Transfer

         CG&E proposes to transfer, and ULH&P intends to acquire, the Plants, which comprise CG&E's right, title and interest in and to the following three electric generating stations, together in each case with certain realty and other improvements, equipment, assets, properties, facilities (e.g., inventories of fuel, supplies, materials and spare parts) associated with or ancillary to each Plant. CG&E will retain all transmission facilities and generation step-up transformers ("GSUs") or other FERC-jurisdictional facilities physically connected to the Plants.

         East Bend. ULH&P will acquire CG&E's entire ownership share (447 MW nameplate rating) in the East Bend Generating Station ("East Bend"), a 648 MW (nameplate rating) coal-fired baseload station located in Rabbit Hash, Kentucky. East Bend is jointly owned by CG&E (69 percent) and The Dayton Power & Light Company ("DP&L") (31 percent). At December 31, 2004, the net book value of CG&E's ownership interest in East Bend was approximately $193 million (not including construction work in progress ("CWIP") of $5,347,342).

         Miami Fort 6. ULH&P also proposes to acquire Miami Fort Unit 6 ("Miami Fort 6"), a 168 MW (nameplate rating) coal-fired intermediate load generating unit located in North Bend, Ohio. Miami Fort 6 is wholly-owned by CG&E, but is part of the larger Miami Fort Generating Station, which is jointly owned by CG&E and DP&L. At December 31, 2004, Miami Fort 6 had a net book value of approximately $18 million (not including CWIP of $9,171).

         Woodsdale. Finally, ULH&P proposes to acquire the Woodsdale Generating Station ("Woodsdale"), a 490 MW (nameplate rating) dual-fuel combustion-turbine peaking station that operates on either natural gas or propane and is located in Trenton, Ohio. Woodsdale is wholly-owned by CG&E. At December 31, 2004, Woodsdale had a net book value of approximately $140 million (not including CWIP of $14,577,793).

         The Plants will be transferred at net book value at the closing of the Transfer, pursuant to the terms of separate, but substantially identical Asset Transfer Agreements.(8) The Plants are in good operating condition and are directly interconnected to the Cinergy joint transmission system. Following the acquisition, ULH&P will also operate East Bend and Woodsdale,(9) with assistance, provided at cost, (i) from Cinergy Services, Inc., Cinergy's service company subsidiary, in accordance with its Commission-approved utility service agreement and (ii) from CG&E, on an as-needed basis, pursuant to the exemption under Rule 87(a)(3).

         D.       Financing of Transfer

         In structuring the financing for the Transfer, the parties' goal was to transfer an appropriate amount of equity and debt associated with the Plants in a tax-efficient manner, while maintaining the strong investment grade ratings of CG&E and ULH&P.(10) To that end, at the closing of the transfer of the Plants, the consideration for the transfer is expected to consist of:

        (i) an assumption by ULH&P of certain short-and long-term debt of CG&E (in an aggregate principal amount estimated to be in the range of $140-160 million);(11)

        (ii) a further equity contribution by CG&E to ULH&P (estimated to be in the range of $160-180 million); and

        (iii) the transfer from CG&E to ULH&P of certain accumulated deferred income taxes and accumulated deferred income tax credits (estimated at December 31, 2004 to total approximately $68 million).(12)

         The debt to be assumed at closing by ULH&P will consist of (x) all debt related specifically to the Plants (comprised of long-term tax exempt debt in an aggregate principal amount of $75 million, the proceeds of which were loaned by the issuing authorities to CG&E in connection with financing for the construction or improvement of East Bend)(13) and (y) certain short-term debt of CG&E (short-term debt being generally speaking the most flexible form of debt for ULH&P to assume and ultimately to refund).

         It should be noted that -- as is typically the case with any assumption agreement -- the mere assumption as such by ULH&P of CG&E's obligations will not thereby operate to effect a release or novation of CG&E from its obligations to the counterparty on the assumed debt. However, as between CG&E and ULH&P, from and after the effective date of the assumption, ULH&P will have responsibility for repayment of the debt (including by prompt reimbursement of CG&E of amounts of principal and interest due and payable with respect to such assumed debt), as evidenced by a note payable on the books of ULH&P. Further, Cinergy commits to this Commission that not later than two years after the closing of the Transfer, all of the CG&E debt assumed by ULH&P will be repaid by ULH&P (as it comes due or by prepayment, redemption or otherwise), including by one or more refinancings effected by ULH&P, fully satisfying or otherwise extinguishing all of CG&E's liability on such debt.

         The assumption by ULH&P of such debt of CG&E at closing will also be evidenced by one or more Assignment and Assumption Agreements between CG&E and ULH&P; a form of an Assignment and Assumption Agreement for such purpose is filed herewith. Further, reference is made to the exhibit filed herewith showing the actual and pro forma capitalization of CG&E (on a consolidated basis) and ULH&P as of December 31, 2004.

         E.       FERC 205 Agreements

         In connection with the Transfer, CG&E and ULH&P will enter into (and in the case of the Full Requirements PPA terminate) certain FERC-jurisdictional agreements pursuant to Section 205 of the FPA (collectively, "FERC 205 Agreements").

         More specifically, the Purchase, Sale and Operation Agreement between CG&E and ULH&P ("PSOA") provides the terms and conditions pursuant to which the Plants will continue to be jointly dispatched with the generation resources of CG&E and PSI. Importantly, by virtue of the PSOA, following the Transfer, the Plants will continue to be dispatched in exactly the same manner as they are today, i.e., jointly with CG&E's remaining generating facilities and PSI's generation. The Facilities Operation Agreement between CG&E and ULH&P provides the terms and conditions under which CG&E will provide ULH&P with the use of the various GSUs owned by CG&E and interconnected with the Plants. Finally, CG&E and ULH&P filed a notice of cancellation of the Full Requirements PPA with FERC to be effective upon closing of the transaction, as ULH&P no longer will require power under that agreement once it owns the Plants.(14)

         By orders dated March 2, 2005 (Docket No. ER04-1249-000) and March 3, 2005 (Docket Nos. ER04-1248-000, ER04-1248-001 & ER04-1247-000), the FERC has
accepted for filing the PSOA and the Facilities Operation Agreement and has accepted for cancellation the Full Requirements PPA.

         F.       Rationale for Transfer

         Although separately incorporated, ULH&P and CG&E have always been operated and planned effectively as a single company. For a number of reasons, all of the generating facilities for the combined companies have been placed in CG&E. CG&E's generation portfolio thus has been planned and operated to meet the power needs of retail customers in the Greater Cincinnati/Northern Kentucky area, the combined CG&E/ULH&P service territories, not just for CG&E load. ULH&P has paid for power from the Plants and CG&E's other generation assets under a number of long-term agreements, including currently under the Full Requirements PPA.

         However, the KPSC has stated on a number of occasions, dating back to 2001, that it believes an alternative structure should be adopted to serve load in Kentucky, i.e., that ULH&P should own physical generation assets. The KPSC is concerned that reliance on purchased power to serve ULH&P's entire load unduly exposes ULH&P's retail customers to the volatility of market prices for power.(15) In light of these concerns, CG&E and ULH&P determined to enter into the proposed transactions.

         Preliminary to that determination, ULH&P examined various alternatives for meeting the KPSC's goals. ULH&P concluded that a request for proposals ("RFP") would not benefit its retail customers, and thus chose not to initiate such a process. Among other things, the financial problems that had resulted in significant downgrades in the credit ratings of numerous electric industry participants increased credit risk associated with purchases from many potential third parties. In its December 2003 order authorizing the Transfer, the KPSC agreed with ULH&P's determination that an RFP would not benefit ULH&P's customers.(16) ULH&P also concluded that constructing new generation was not a viable alternative for a number of reasons, including the cost of construction and difficulties in siting new plants. Finally, entering into new purchase agreements to serve ULH&P's load would do nothing to further the KPSC's goal of ending ULH&P's total reliance on purchases.

         ULH&P and CG&E also analyzed a number of possible transfers of plants from CG&E to ULH&P. The Transfer is the result of that analysis. ULH&P determined that the Plants, taken together, will adequately meet ULH&P's retail load requirements. As the KPSC has found, this mix of generating assets (base load, intermediate and peaking) reasonably matches ULH&P's expected load shape over the long-run.(17) Further, each of the Plants is directly interconnected to the Cinergy joint transmission system, reducing ULH&P's exposure to electric supply interruptions caused by the implementation of transmission loading relief procedures on other systems. ULH&P also determined that acquiring the Plants at their net book value would be the least cost alternative for meeting its long-term retail load requirements. Finally, ULH&P determined, in consultation with ICF Consulting, a recognized expert in the field, that the market value of the Plants exceeds their net book value.

Item 2.  Fees, Commissions and Expenses

         Total fees and expenses in connection with the preparation and filing of this application, and receipt of the Commission's order with respect thereto, are estimated not to exceed $5,000, consisting chiefly of outside counsel fees and expenses.

Item 3.  Applicable Statutory Provisions

         A.       Provisions Applicable to Transfer

         Sections 9(b)(1), 12(b), 12(d) and 12(f) of the Act and Rules 43, 44, 45 and 54 thereunder are or may be applicable to the proposed transactions.

         The KPSC Order exempts ULH&P's acquisition of the Plants from Commission jurisdiction under Sections 9(a) and 10 pursuant to Section 9(b)(1). With respect to the transfer by CG&E, Section 12(d) and Rule 44, taken together, provide, as relevant here, that no registered holding company shall, directly or indirectly (emphasis added), sell to any person any utility assets --

         "in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder."

         The Transfer clearly satisfies these criteria. The Transfer will be effected at "cost" (i.e., net book value of the Plants at closing), which is fair and reasonable consideration from the perspective of both parties. As discussed above (see Item 1.D, "Rationale for Transfer"), in reviewing the transaction, the KPSC agreed with ULH&P's determination that an RFP would not have benefited ULH&P's customers. The KPSC found the Transfer in the best interests of ULH&P and its ratepayers, and urged this Commission to give weight to its findings.

         B.       Rule 54 Statement

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or (as in the present case) other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs currently falls within the "safe harbor" afforded by Rule 53(a). At December 31, 2004, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $785 million and Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,570 million. Accordingly, at December 31, 2004, Cinergy's aggregate investment did not exceed 50% of its consolidated earnings and was within the "safe harbor" limitation contained in Rule 53(a).

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of rule 53. With reference to rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         With the exception of the KPSC which has issued its approval, no state or federal commission (other than this Commission), has jurisdiction over the Transfer.(18)

Item 5.  Procedure

         Applicants request that the Commission issue a notice of and order authorizing the proposed transactions as soon as practicable.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Division of Investment Management may assist in the preparation of the Commission's order, unless the Division opposes the matters proposed herein; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                        A           Not applicable

                        B           Form of Asset Transfer Agreement
(previously filed)

                        C           Not applicable

                        D-1         Application, dated July 21, 2003, filed by
ULH&P with KPSC in Case No. 2003-00252 (excluding exhibits thereto) (previously filed)

                        D-2         Amended Application, dated October 29,
2003, in Case No. 2003-00252 (excluding exhibits thereto) (previously filed)

                        D-3         Order of KPSC, dated December 5, 2003, in
Case No. 2003-00252 (previously filed)

                        E           Not applicable

                        F           Preliminary opinion of counsel (previously
filed)

                        G-1         Revised Form of Federal Register notice
(previously filed)

                        H           Response of Cinergy Corp. to Motion to
Intervene and Protest, and in the Alternative, Motion for Hearing of the Ohio Consumer's Counsel (previously filed)

                        I           Letter of Public Utilities Commission of
Ohio dated May11, 2005 (conformed copy) (previously filed)

                        J           Capitalization of CG&E and ULH&P

                        K           Form of Assignment and Assumption Agreement

        (b)      Financial Statements

         FS-1 Consolidated balance sheet of Cinergy as of June 30, 2004 (filed as a part of and hereby incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004) (previously filed)

         FS-2 Consolidated statement of income of Cinergy for the six months ended June 30, 2004 (filed as a part of and hereby incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004) (previously filed)

         FS-3 Consolidated balance sheet of CG&E as of June 30, 2004 (filed as a part of and hereby incorporated by reference from CG&E's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004) (previously filed)

         FS-4 Consolidated statement of income of CG&E for the six months ended June 30, 2004 (filed as a part of and hereby incorporated by reference from CG&E's Quarterly Report on Form 10-Q for the quarterly period ended June 30,
2004) (previously filed)

         FS-5     Journal Entries with respect to the Transfer

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.




                               SIGNATURE

         Pursuant to the requirements of the Act, each of the undersigned companies has duly caused this Declaration on Form U-1 to be signed on its behalf by the officer indicated below.

         Dated:  August 23, 2005



                                    CINERGY CORP.



                                By: /s/Wendy L. Aumiller
                                    Wendy L. Aumiller
                                    Vice President and Treasurer



                                    THE CINCINNATI GAS & ELECTRIC COMPANY



                                By: /s/Wendy L. Aumiller
                                    Wendy L. Aumiller
                                    Vice President and Treasurer




(1) By virtue of the KPSC Order (defined below), ULH&P's acquisition of the Plants is exempt from Commission jurisdiction under Sections 9(a)(1) and 10 of the Act. See Section 9(b)(1) of the Act, 15 U.S.C. ss. 79i(b)(1).
(2) "Net book value" as used herein means original cost less accumulated depreciation. At closing, ULH&P shall also (i) compensate CG&E at cost for inventories, as of the closing date, of fuels, supplies, materials and spare parts of CG&E located at or in transit to the Plants and (ii) reimburse CG&E for all transaction costs incurred by CG&E or any of its affiliates in connection with the Transfer.
(3) See In the Matter of the Application of The Union Light Heat and Power Company for a Certificate of Public Convenience to Acquire Certain Generation Resources and Related Property; for Approval of Certain Purchase Power Agreements; for Approval of Certain Accounting Treatment; and for Approval of Deviation from Requirements of KRS 278.2207 and 278.2213(6), Case No. 2003-00252, at n. 1 (Dec. 5, 2003) ("KPSC Order").
(4) See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994.
(5) PSI is engaged in the production, transmission, distribution, and sale of electric energy in north central, central, and southern Indiana, serving an estimated population of 2.1 million people located in 69 of the state's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany, and Terre Haute. Cinergy directly holds all the outstanding common stock of PSI. PSI's retail electric services are regulated by the Indiana Utility Regulatory Commission, and its wholesale electric sales and transmission services are regulated by the Federal Energy Regulatory Commission. PSI will not acquire or divest any assets as a result of, nor will it otherwise participate in or be affected by, the Transfer.
(6) In August 2004, CG&E consummated the sale to a nonaffiliate of its gas utility subsidiary, Lawrenceburg Gas Company, which provides local distribution service in and around Lawrenceburg, Indiana. See Cinergy Corp., et al., HCAR No. 27880, July 29, 2004. In addition to ULH&P, CG&E has one other utility subsidiary, Miami Power Corporation, whose business is limited to ownership of a 138 kilovolt transmission line extending from the Miami Fort Generating Station along the Ohio River in southwestern Ohio to a point near Madison, Indiana. CG&E has several immaterial nonutility subsidiaries.
(7) Pursuant to Ohio's electric customer choice legislation which went into effect in January 2001, the PUCO has no approval authority over the Transfer. See Exhibit H for further information with respect to the absence of approval authority of the PUCO with respect to the Transfer, including in the context of CG&E's "corporate separation" plan (as described therein).
(8) At closing, ULH&P shall also (i) compensate CG&E at cost for inventories, as of the closing date, of fuels, supplies, materials and spare parts of CG&E located at or in transit to the Plants and (ii) reimburse CG&E for all transaction costs incurred by CG&E or any of its affiliates in connection with the Transfer.
(9) CG&E will continue to operate Miami Fort 6.
(10) At December 31, 2004, each of CG&E's and ULH&P's senior unsecured debt was rated BBB+ by Fitch Ratings, Baa1 by Moody's Investors Service and BBB by Standard & Poor's Ratings Service. Applicants do not believe it would be feasible for ULH&P, consistent with the fundamental goal of maintaining its current strong investment grade ratings, to finance an acquisition of this magnitude entirely with the proceeds of debt. Conversely, the specific manner in which the parties have structured the financing of the acquisition -- essentially as a 50/50 debt/equity-financed acquisition -- not only should have no adverse impact on ULH&P's ratings but, again consistent with the overriding objective of maintaining both companies' strong ratings, should likewise have no adverse impact on CG&E's ratings.
(11) On April 13, 2005, the KPSC issued an order in Case No. 2005-00027 authorizing a financing program of up to $900 million through 12/31/06 for ULH&P. Among other things, the order authorizes ULH&P "to assume debt of CG&E as the transferor of generation assets, in an aggregate principal amount of up to $200 million, as partial payment of its generation acquisition." The KPSC does not have jurisdiction over borrowings by ULH&P with maturities of two years or less but does over (among other things) borrowings with maturities of greater than two years (and thus its order would encompass the contemplated assumption of long-term tax-exempt debt of $75 million described in the text). Cinergy and ULH&P will be requesting authority in a separate file (File No. 70-10303) for UHL&P to increase its borrowing authority for borrowings maturing in two years or less to (among other purposes) accommodate the contemplated assumption of short-term debt in connection with the Transfer as described in the text.
(12) The accumulated deferred income taxes result from the difference in book and tax basis of the transferred assets. A basis difference exists because different depreciation conventions are used for book purposes than are used for tax purposes. The investment tax credit ("ITC") is simply the unamortized portion of ITC that is associated with the assets being transferred.
(13) Under the relevant contracts relating to this $75 million in long-term tax-exempt debt, the only feasible way in which this debt ultimately can be refinanced by ULH&P is through an initial assumption of this debt by ULH&P from CG&E.
(14)Also, pursuant to a Back-up Power Sale Agreement between CG&E and ULH&P, CG&E will sell back-up power to ULH&P in the event of a scheduled or forced outage at East Bend or Miami Fort 6. (Woodsdale is not covered by the Back-up Agreement because, as a peaking facility it will not operate for most hours of the year, and thus will not be relied on to meet ULH&P's base load requirements.) ULH&P has determined to bid out its back-up requirements for East Bend and Miami Fort 6, and thus CG&E will only file for FERC approval of the Back-up Agreement in the event that it is the winning bidder.
(15) See, e.g., KPSC Order, supra, at 3-4 ("Background").
(16) The KPSC noted that the cost of the units is no greater than the market price; that "[a]ttempting to acquire an entire generation fleet through a single transaction is unprecedented in the electric utility industry"; and that uncertainty in the market supported the approach adopted by ULH&P. Id. at 10-11.
(17) Id. at 12 (finding "ULH&P's analysis of supply-side resource options to be reasonable.").
(18) The FERC has jurisdiction over (and has issued orders authorizing) the FERC 205 Agreements but not the Transfer.